HELMER DIRECTIONAL DRILLING CORP.
715 13th Street NE, Wenatchee, Washington 98802

November 4, 2013

VIA EMAIL AND EDGAR

Ms. Tia L. Jenkins, Senior Assistant Chief Accountant

Mr. John Coleman, Mining Engineer

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Helmer Directional Drilling Corp.

Amendment No. 2 to Form 10-K

for the Year Ended December 31, 2012

Filed October 30, 2013

File No. 000-53675

Dear Ms. Jenkins and Mr. Coleman:

This correspondence of Helmer Directional Drilling Corp., a Nevada corporation (the “Company”) is in reference to the submission of an amended Form 10-K (“10-K”) for the Year Ended December 31, 2012, filed October 30, 2013 with the U.S. Securities and Exchange Commission (hereafter, the “Commission”). We are in receipt of your email to the Company, dated November 4, 2013, and this letter is written in response thereto. We have reproduced your comments below, highlighted in bold, with our responses following immediately thereafter.

Amendment No. 2 to Form 10-K for the Year Ended December 31, 2012

Item 1. Business, page 5

1.                  COMMENT. We note that you have removed all mineral reserve disclosure from your filing. Additionally, we note your references to development or development stage activities in your filing. As a company without a mineral reserve you must be in the exploration stage pursuant to the definitions in paragraph (a)(4) of Industry Guide 7. Please confirm that in future filings you will refer to your company as an exploration stage company and will remove references to the development stage and production stage until you have defined a mineral reserve.

RESPONSE: The Company hereby acknowledges that:

•	in future filings, the Company will refer to itself as an exploration stage company;

•	all references to the development stage and production stage will be removed until the Company has defined a mineral reserve.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

HELMER DIRECTIONAL DRILLING CORP.

/s/ Chene C. Gardner

Chene C. Gardner

Chief Financial Officer